12.31.11

ANNUAL REPORT

THANK YOU…for choosing the Ancora Mutual Funds. We have built the Ancora Funds to be unique and to capitalize on the evolving opportunities of the investment landscape. Our management style has centered on building long-term success for our clients and is applied to the management of all of our funds. Our Mutual Fund managers are the principals of the Fund's Investment Adviser and are the original architects of the Mutual Funds they manage. While no mutual fund can guarantee performance, the Ancora Funds do promise that our investment decisions will be based upon dedicated research and careful execution. An Ancora Financial Advisor is at your disposal regardless of the size of your investment.

PERSONAL ASSISTANCE

1-866-6AN-CORA
Please feel free to dial our toll-free number to speak directly to a knowledgeable representative who can answer any questions or assist you with any issues concerning your account.

ONLINE ACCOUNT MANAGEMENT

www.ancora.ws
Manage your personal account of Ancora Funds online.



ANCORA FUNDS

TABLE OF CONTENTS

This report and the financial statements contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

LETTER TO SHAREHOLDERS



Richard A. Barone
Chairman

Dear Shareholder:

World economic and political events being what they are, the question facing investors is whether or not the stock and bond markets are undervalued or overvalued. As always, the answer is "it depends."

Within a historical context it might be easy to conclude that bonds are overvalued and stocks are undervalued. After all, yields on bonds are at all time lows and prices at all time highs leaving little room for bonds to go higher and a whole lot of room for significant declines. Stocks, on the other hand, trade at price to earnings multiples near historic lows, with the likely prospect of those earnings continuing to increase in the near future. Moreover, a price to earnings multiple of 12 would portend an 8% earnings return as opposed to a 5 % return on an investment quality long term bond and a near zero return on money market instruments.

With interest rates at historic lows and the annual federal deficit approaching $1.5 trillion, there is no question that the printing presses are hard at work under the guise of Quantitative Easing 1 (QE1), Quantitative Easing 2 (QE2), Quantitative Easing 3 (QE3) or other forms of monetary accommodation. The risk, of course, is that when the accommodation ends what will happen to bond prices and probably stock prices. In addition, if the accommodation should continue indefinitely in increasingly greater quantities, when will the prices of goods and services begin to reflect the expanded monetary base?

There are two ways out. The first is for the nominal GDP (the combination of real growth and inflation) to increase at an annual rate which exceeds the annual deficit/GDP. With the deficit running at 10% of GDP and real growth running around 2% most of the solution will need to come in the form of inflation. The other way out is for real growth to increase well beyond 2% and the annual deficit to decline to well under 10% of GDP. I would characterize the likelihood of the second way out as a hope and a prayer.

The Funds

Over the last several years the Ancora Income Fund has provided returns exceeding most of the competition. In 2011 those returns were somewhat subdued. Your Fund's total return for the Class C shares amounted to 7.40% and the Class D shares 7.62% against the Barclays Aggregate Bond Index which returned 7%. The continued reduction of the discounts on our closed-end income funds helped achieve our results.

The Ancora Equity Fund Class C shares declined 7.97% and the Ancora Equity Fund Class D shares declined 7.49% in 2011 against the S&P 500 Index which showed a positive return of 2.11%. Results were negatively impacted by our holdings of financials. Likewise, the Ancora Special Opportunity Fund Class C and Class D shares declined 14.09% and 13.63%, respectively against the Wilshire 5000 Index which showed a positive 1% total return. A small handful of stocks accounted for most of the underperformance as many microcap companies can show great volatility during any period of time.

After two back-to-back years of substantially exceeding the benchmark in 2009 and 2010, in 2011 the Ancora Microcap Fund Class C shares declined 13.51% and 13.13% for the Ancora Microcap Fund Class D shares versus the Russell Microcap Index's decline of 9.27%, as several stocks particularly in the technology area gave back part of their previous gains. Since inception in September 2008, the Ancora Microcap Fund Class D shares have outperformed the benchmark by over 4.8% annualized.

LETTER TO SHAREHOLDERS (CONTINUED)

The Markets

Bond prices continue to improve and yields continue to decline across the entire yield curve. In an effort to achieve return, investors continue to extend maturities fueled by the Fed's pronouncement to maintain low rates until well into 2014. With short maturity yields at 0.5%, investors are opting for long term investment quality bonds yielding 6%. Their thinking is to capture three years of return and exit just before the Fed raises rates.

As of this writing, stock prices have advanced nearly 25% from their October, 2011 lows. While the market may be due for a rest, earnings multiples remain low and dividends are seemingly attractive enough to entice investors into thinking that stocks remain the best asset class for the long term.

Sincerely,

Richard A Barone
Chairman

INTRODUCTION

ANCORA'S LEGACY

Ancora Advisors was incorporated in 2003, although its lineage dates back to 1973 when Richard Barone founded The Maxus Investment Group. In 1985, the original Maxus Mutual Fund was founded and in the mid 1990's the Maxus Investment Group merged with Gelfand Partners. Since the acquisition of Maxus by a well-known regional bank in early 2001, many of the former principals have reunited "Once Again". In January 2004, the Ancora Family of Funds commenced operation and, as we have done in the past, we will again strive to build long-term success for our clients.

FUNDS	TICKER SYMBOL	INCEPTION DATE
ANCORA INCOME FUND		
CLASS C	ANICX	1/5/2004
CLASS D	ANIDX	1/5/2004
ANCORA EQUITY FUND		
CLASS C	ANQCX	1/5/2004
CLASS D	ANQDX	1/5/2004
ANCORA MICROCAP FUND		
CLASS C	ANCCX	9/2/2008
CLASS D	ANCDX	9/2/2008
ANCORA SPECIAL OPPORTUNITY FUND		
CLASS C	ANSCX	1/5/2004
CLASS D	ANSDX	1/5/2004

Distinguishing Features of Ancora:

Consistent investment process:

Each portfolio manager applies a consistent investment philosophy and process to building and managing the funds. We employ in-house research to identify companies we believe are currently trading at a substantial discount to what we consider to be their underlying business value.

Do not over-diversify:

Our portfolios generally hold a smaller number of stocks in the portfolio (25-60 stocks, for example, rather than 100-150) which is important to our investment philosophy. By building focused portfolios, our managers' best ideas can have a meaningful impact on investment performance.

Client Focus

Our commitment to our clients is to help them reach their financial objectives by making investments in our people and technology, maintaining high standards of excellence in performance, ethics and accuracy, and to always keep our clients' interests above all others.

Independence and Stability

As an employee-owned, full-service investment firm that has operated privately since our founding, we have the independence and objectivity to focus on what we believe is best for our clients.

Experienced Investment Team

Our investment management team consists of several senior professionals involved in both equity and fixed-income management. Our professional staff averages in excess of twenty years of investment experience.

ANCORA
INCOME FUND

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
45 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS:

$20.3 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANICX
CLASS D – ANIDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2011

ANCORA INCOME FUND

INVESTMENT STRATEGY

- Portfolio invests primarily in investment grade, income-producing securities, including securities of closed end funds having portfolios consisting primarily of income-producing securities.
- To preserve investor's capital through its active participation in the market.
- Seeks to optimize return potential while maintaining moderate risk exposure
- Utilizes bonds from well-established corporations and government agencies
- Seeks to add value by actively managing duration
- Sell discipline helps to manage risk

INVESTOR PROFILE

- This Fund may be suitable for investors who seek to maximize current income from a high quality investment portfolio.

TOP HOLDINGS: DECEMBER 31, 2011 [d]	
NAME	% OF NET ASSETS
John Hancock Premium Dividend Fund	6.5%
CorTS for Bristol-Myers Squibb Co. Debentures - 6.80%	3.9%
The GDL Fund - 7.00 %, Series B	3.7%
Strategic Global Income Fund, Inc.	3.5%
Equity Residential - 6.48%, Series N	3.4%
Preferredplus Trust - 7.625%, Series VER1	3.4%
Putnam Premier Income Trust	3.3%
Public Storage Pref X - 6.45%	3.1%
General Electric Capital Corp. - 6.625%	3.1%
Gabelli Equity Trust, Inc. - 6.20%, Series B	2.9%

SECTOR DIVERSIFICATION: DECEMBER 31, 2011 [d]	
NAME	% OF NET ASSETS
Direct Trust Certificates	22.95%
Third Party Trust Certificates	11.88%
Convertible Preferred Securities	1.37%
Closed-End Income Funds	22.83%
Closed-End Fund, Senior Securities	11.76%
REIT Preferred Shares	19.95%
Money Market Securities	10.46%
Other	(-1.20)%

TOTAL RETURNS: DECEMBER 31, 2011 [d]	ONE YEAR	THREE YEARS	FIVE YEARS	INCEP YTD[a]
ANCORA INCOME FUND - C[b]	7.40%	14.81%	5.31%	5.06%
ANCORA INCOME FUND - D[b]	7.62%	15.08%	5.57%	5.31%
BARCLAY's AGG. INDEX[c]	7.00%	6.50%	6.25%	5.28%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

Six Months Ended 12/31/11

Best Performing Securities:

- MFS Multimarket Income Trust
- PS Business Parks Inc. - 6.875%, Series R
- John Hancock Patriot Premium Dividend Fund
- Kimco Realty – 6.90%,Series H
- United States Cellular Corp. - 6.95%

Worst Performing Securities

- Commonwealth REIT - 6.50%, Series D
- BAC Capital Trust III – 7.00%
- Merrill Lynch Capital Trust III - 7.00%, Series D
- Strategic Global Income Fund, Inc.
- U.S. Bancorp - 7.189%, Series A

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.



The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2011. *THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS.* The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Corporate Bond Trust Certificates		
	Direct Trust Certificates		
20,000	BB&T Capital Trust VII - 8.10%	$ 532,000	
10,000	Aviva PLC - 8.25%	251,200	
10,000	Bank One Capital VI - 7.20%	255,000	
12,000	Citigroup Capital Trust VII - 7.125%	290,400	
24,000	General Electric Capital Corp. - 6.625%	632,160	
10,000	Goldman Sachs Group, Inc. - 6.50%	250,500	
5,000	KKR Financial Holdings LLC - 8.375%	126,490	
12,000	Keycorp Capital Trust X - 8.00%	306,480	
10,000	MBNA Capital Trust - 8.125%, Series D	236,000	
12,000	Merrill Lynch Capital Trust III - 7.00%, Series D	239,040	
12,000	PNC Capital Trust - 7.75%	313,560	
5,000	Qwest Corp - 7.375%	132,700	
500	U.S. Bancorp - 7.189%, Series A	365,000	
12,000	United States Cellular Corp. - 6.95%	319,440	
17,000	Viacom, Inc. – 6.85%	426,700	
		4,676,670	22.95%
	Third Party Trust Certificates		
29,000	CorTS for Bristol-Myers Squibb Co. Debentures - 6.80%	797,210	
10,000	CorTS Trust VI for IBM Debentures- 6.375%	266,700	
10,000	Strats LLC - 7.50%, Series GS	130,000	
50,000	Corporate Backed Trust Certificate - 7.75%, Series FDX	535,500	
26,000	Preferredplus Trust - 7.625%, Series VER1	691,080	
		2,420,490	11.88%
	TOTAL CORPORATE BOND TRUST CERTIFICATES (Cost $6,877,516)	7,097,160	34.83%
	Convertible Preferred Securities		
3,000	Chesapeake Energy Corp PFD D 4.50%	279,600	
	TOTAL CONVERTIBLE PREFERRED SECURITIES (Cost $172,368)	279,600	1.37%
	Investment Companies		
	Closed-End Income Funds		
20,000	Blackrock Income Opportunity Trust, Inc.	204,400	
12,300	General American Investors Co. - 5.95%, Series B	313,281	
100,000	John Hancock Patriot Premium Dividend Fund	1,344,000	
130,000	Putnam Premier Income Trust	674,700	
20,000	MFS Charter Income Trust	183,000	
26,000	MFS Intermediate Income Trust	163,800	
70,000	MFS Multimarket Income Trust	470,400	
70,000	Strategic Global Income Fund, Inc.	711,900	
46,500	Western Asset Claymore Inflation-Linked Opportunity & Income Fund	586,365	
		4,651,846	22.83%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Closed-End Funds, Senior Securities		
20,000	Gabelli Dividend & Income Trust - 5.875%, Series A	511,660	
23,000	Gabelli Equity Trust, Inc. - 6.20%, Series F	599,380	
15,000	The GDL Fund - 7.00 %, Series B	771,000	
20,000	Royce Value Trust, Inc. - 5.90%, Series B	512,800	
		2,394,840	11.76%
	TOTAL INVESTMENT COMPANIES (Cost $5,905,499)	7,046,686	34.59%
	REIT Preferred Shares		
15,000	Commonwealth REIT - 6.50%, Series D	304,350	
12,000	Duke Realty Corp. - 8.375%, Series O	315,000	
27,000	Equity Residential - 6.48%, Series N	691,200	
19,000	First Potomac Realty Trust - 7.75%, Series A	479,750	
15,000	Winthrop Realty Trust - 9.25%, Series D	383,700	
5,000	Summit Hotel Properties Inc. - 9.25%, Series A	123,750	
13,300	LaSalle Hotel Properties - 7.50%, Series H	325,584	
23,000	Prologis Inc. - 6.75%, Series S	551,540	
9,500	PS Business Parks Inc. - 6.875%, Series R	254,125	
25,000	Public Storage Inc. - 6.45%, Series X	636,750	
	TOTAL REIT PREFERRED SHARES (Cost $3,795,548)	4,065,749	19.95%
	Money Market Securities		
2,132,713	First American Government Obligations Fund -		
	Class Y, 0.00%, (Cost $2,132,713) (a) (b)	2,132,713	
		2,132,713	10.46%
	TOTAL INVESTMENTS (Cost $18,883,644)	20,621,908	101.20%
	Liabilities in Excess of Other Assets	(241,376)	(1.20)%
	TOTAL NET ASSETS	$ 20,380,532	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Non-income producing
b) Variable rate security; the coupon rate shown represents the rate at December 31, 2011.

ANCORA
EQUITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA EQUITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, A COMBINATION OF CAPITAL APPRECIATION IN THE VALUE OF ITS SHARES AS WELL AS INCOME.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
45 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS:

$8.9 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANQCX
CLASS D – ANQDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2011

INVESTMENT STRATEGY

■ Invests in publicly traded equity securities or securities convertible into equity securities of companies that are leaders in their industry or have products or services which have dominance in the marketplace.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Large capitalization stocks should benefit over the next several years from recent tax legislation.

■ Large cap stocks and other market leaders are now trading at low levels relative to historic valuations. The weaker dollar helps the profitability of these companies, as many of them tend to have large overseas operations.

Six Months Ended 12/31/11

Best Performing Securities:
■ Celgene Corp
■ Intel Corp.
■ International Business Machines, Corp.
■ Abbott Laboratories
■ Pfizer, Inc.

Worst Performing Securities:

■ Ameriprise Financial, Inc.
■ Legg Mason, Inc.
■ Citigroup, Inc.
■ EMC Corp.
■ Apache Corp.

TOP HOLDINGS: DECEMBER 31, 2011 [d]

NAME	% OF NET ASSETS
International Business Machines, Corp.	6.2%
Celgene Corp.	5.3%
EMC Corp.	4.8%
Tri Continental Corp.	4.8%
Boulder Total Return Fund Inc.	4.8%
Eaton Vance Risk Managed Diversified Equity, Inc.	4.7%
Adams Express Co.	4.3%
Apache Corp.	4.1%
General Electric Co.	4.0%
Pfizer, Inc.	3.6%

SECTOR DIVERSIFICATION: DECEMBER 31, 2011 [d]

NAME	% OF NET ASSETS
Airlines	2.13%
Automotive	1.14%
Basic Materials	2.27%
Energy	4.08%
Financial	16.79%
Healthcare	17.21%
Industrial Goods	3.70%
Machinery & Equipment	6.61%
Entertainment & Media	3.59%
Technology	20.52%
Investment Companies	18.62%
Money Market Securities	3.52%
Other	(-0.18)%

TOTAL RETURNS: DECEMBER 31, 2011 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	INCEP YTD[a]
ANCORA EQUITY FUND - C[b]	-7.97%	9.45%	-1.43%	2.27%
ANCORA EQUITY FUND - D[b]	-7.49%	9.96%	-0.93%	2.81%
S&P 500 INDEX[c]	2.11%	14.10%	-0.26%	3.66%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The S&P 500 Index, an unmanaged index, consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted
d) Data is unaudited.



The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2011. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Airlines		
10,000	United Continental Holdings, Inc. (a)	$ 188,700	
		188,700	2.13%
	Automotive		
5,000	General Motors Co. (a)	101,350	
		101,350	1.14%
	Basic Materials		
4,000	Mosaic Co.	201,720	
		201,720	2.27%
	Energy		
4,000	Apache Corp.	362,320	
		362,320	4.08%
	Financial		
5,000	Ameriprise Financial, Inc.	248,200	
5,000	American Express Co.	235,850	
12,000	Bank of New York Mellon Corp.	238,920	
3,000	Berkshire Hathaway, Inc. Class B (a)	228,900	
5,000	Citigroup, Inc.	131,550	
5,000	JP Morgan Chase & Co.	166,250	
10,000	Legg Mason, Inc.	240,500	
		1,490,170	16.79%
	Healthcare		
5,000	Abbott Laboratories	281,150	
5,000	Baxter International, Inc.	247,400	
7,000	Celgene Corp. (a)	473,200	
15,000	Pfizer, Inc.	324,600	
5,000	Teva Pharmaceutical Industries Ltd. ADR	201,800	
		1,528,150	17.21%
	Industrial Goods		
10,000	ABB Ltd. ADR	188,300	
3,000	Illinois Tool Works, Inc.	140,130	
		328,430	3.70%
	Machinery & Equipment		
20,000	General Electric Co.	358,200	
3,000	Parker Hannifan Corp.	228,750	
		586,950	6.61%
	Entertainment & Media		
8,500	Walt Disney Co.	318,750	
		318,750	3.59%
	Technology		
7,000	Ebay, Inc. (a)	212,310	
20,000	EMC Corp. (a)	430,800	
10,000	Intel Corp.	242,500	
3,000	International Business Machines, Corp.	551,640	
5,000	Microsoft Corp.	129,800	
3,000	Thermo Fisher Scientific, Inc. (a)	134,910	
15,000	Xerox Corp.	119,400	
		1,821,360	20.52%
	TOTAL COMMON STOCK (Cost $6,289,705)	6,927,900	78.04%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Investment Companies		
40,000	Adams Express Co.	385,600	
28,000	Boulder Total Return Fund, Inc.	422,800	
40,000	Eaton Vance Risk Managed Diversified Equity, Inc.	418,000	
30,000	Tri Continental Corp.	426,900	
	TOTAL INVESTMENT COMPANIES (Cost $1,538,514)	1,653,300	18.62%
312,077	First American Government Obligations Fund-		
	Class Y, 0.00%, ($312,077) (a) (b)	312,077	3.52%
	TOTAL INVESTMENTS (Cost $8,140,296)	8,893,277	100.18%
	Liabilities in Excess of Other Assets	(15,634)	(0.18%)
	TOTAL NET ASSETS	$ 8,877,643	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Non-income producing
b) Variable rate security; the coupon rate shown represents the rate at December 31, 2011.

ANCORA
MICROCAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Denis Amato
Chief Equity Officer, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
42 Years

Denis J. Amato began his investment career in 1969 as a portfolio manager in the Trust Department of a major banking institution based in Cleveland, Ohio. There, Mr. Amato managed both pension and profit sharing portfolios. Subsequently he served as the Bank's Research Director and Chief Investment Officer.

Mr. Amato joined Gelfand Partners Asset Management in 1991 as the firm's Chief Investment Officer. Mr. Amato remained the company's lead equity portfolio strategist through the firm's merger with Maxus in 1997. At Maxus, Mr. Amato managed individual high net worth client portfolios as well as the Maxus Ohio Heartland Fund, which focused primarily on the buying and selling of securities in Ohio based companies.

After the sale of the business in January 2001, Mr. Amato served as the Chief Investment Officer for the Bank's Northeast Ohio region. In addition, Mr. Amato continued to manage both individual and institutional portfolios as well as two Mutual Funds.

Mr. Amato has a BBA Magna Cum Laude and MBA from Case Western University. Mr. Amato is a Chartered Financial Analyst and is a former President of the Cleveland Society of Security Analysts.

FUND STATISTICS:

_____

NET ASSETS:

$6 MILLION*

_____

INCEPTION DATE:

SEPTEMBER 2, 2008

_____

TICKERS:

CLASS C – ANCCX
CLASS D – ANCDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2011

INVESTMENT STRATEGY

■ Pursues objective by investing at least 80% of its portfolio in equity securities of companies whose market capitalizations are under $500 million.

FUND POSITIONING

■ In the history of the U.S. stock market, two classes of stock have tended to out-perform the market as a whole; small caps and stocks with a low price to book ratio (commonly called value stocks). The Ancora MicroCap Fund intends to take advantage of this phenomenon by investing in smaller, overlooked companies that trade at a discount to their intrinsic value.

■ Micro-cap stocks are currently experiencing a time of depressed price/book valuations relative to historical levels. Recent history has shown (specifically from September 2002 through September 2003) that periods in which micro-cap stocks trade at below-average price/book levels are followed by periods in which micro-cap stocks outperform the broader market.

Six Months Ended 12/31/11

Best Performing Securities:

■ Material Sciences Corp.
■ Mccormick and Schmicks Seafood Restaurants, Inc.
■ RTI Biologics, Inc.
■ Cobra Electronics, Corp.
■ Amtech Systems, Inc.

Worst Performing Securities:

■ BTU International, Inc.
■ AXT Inc.
■ Frozen Food Express Industries
■ Medical Action Industries, Inc.
■ Albany Molecular Research, Inc.

TOP HOLDINGS: DECEMBER 31, 2011 [d]

NAME	% OF NET ASSETS
Material Sciences Corp.	2.7%
Mccormick and Schmicks Seafood Restaurant, Inc.	2.5%
Callaway Golf Co.	2.3%
Lakeland Industries, Inc.	2.2%
Cobra Electronics Corp.	2.2%
AuthenTec, Inc.	2.1%
Aviat Networks, Inc.	2.1%
Marcus Corp.	2.1%
Theragenics Corp.	2.0%
Lydall, Inc.	2.0%

SECTOR DIVERSIFICATION: DECEMBER 31, 2011 [d]

NAME	% OF NET ASSETS
Basic Materials	4.70%
Consumer Products & Services	22.34%
Corporate Services	4.28%
Energy	2.87%
Entertainment & Media	2.09%
Financial	8.87%
Healthcare	15.63%
Machinery & Equipment	8.73%
Miscellaneous	1.39%
Technology	22.95%
Transportation	1.46%
Money Market Securities	5.25%
Other	(-0.56)%

TOTAL RETURNS: DECEMBER 31, 2011 [d]

NAME	ONE YEAR	THREE YEAR	INCEP YTD[a]
ANCORA MICROCAP FUND - C[b]	-13.51%	23.40%	3.98%
ANCORA MICROCAP FUND -D[b]	-13.13%	23.99%	4.47%
RUSSELL MICROCAP INDEX[c]	-9.27%	14.24%	-0.36%

a) Inception data reflects the annualized return since 09/02/08.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
d) Data is unaudited.



The chart above assumes an initial investment of $1,000,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2011. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Basic Materials		
6,500	Insteel Industries, Inc.	$ 71,435	
16,000	Landec Corp. (a)	88,320	
17,500	Penford Corp. (a)	88,865	
4,500	Zoltek Companies, Inc. (a)	34,290	
		282,910	4.70%
	Consumer Products & Services		
4,664	A.T. Cross Co. Class A (a)	52,609	
8,000	Benihana, Inc. (a)	81,840	
25,000	Callaway Golf Co.	138,250	
30,000	Cobra Electronics, Corp. (a)	132,900	
10,000	Courier, Corp.	117,300	
38,121	Emerson Radio Corp. (a)	60,612	
5,000	Hooker Furniture Corp.	57,350	
10,549	John B Sanfilippo & Son (a)	79,539	
17,500	Kimball International, Inc. Class B	88,725	
14,600	Lakeland Industries, Inc. (a)	136,118	
20,000	Luby's, Inc. (a)	90,200	
150,000	Mace Security International (a)(c)(d)	27,750	
17,500	Mccormick and Schmicks Seafood Restaurants, Inc. (a)	152,950	
25,571	Natuzzi, S.P.A. ADR (a)	57,535	
22,879	Stanley Furniture Co., Inc. (a)	68,408	
4,728	Tandy Brands Accessories, Inc. (a)	4,633	
		1,346,721	22.34%
	Corporate Services		
20,000	Hawaiian Holdings, Inc. (a)	116,000	
65,000	Iteris, Inc. (a)	85,150	
10,980	RMC Technologies (a)	56,876	
		258,026	4.28%
	Energy		
6,000	Goodrich Petroleum Corp. (a)	82,380	
15,000	Vaalco Energy, Inc. (a)	90,600	
		172,980	2.87%
	Entertainment & Media		
10,000	Marcus Corp.	126,100	
		126,100	2.09%
	Financial		
10,074	Presidential Life Corp.	100,639	
5,000	Trustco Bank Corp.	28,050	
5,000	Savannah Bancorp, Inc. (a)	24,750	
7,500	State Auto Financial Corp.	101,925	
10,000	Boston Private Financial Holdings, Inc.	79,400	
30,000	FBR & Co. (a)	61,500	
10,000	LNB Bancorp, Inc.	47,000	
5,000	MVC Capital, Inc.	57,950	
10,000	The Phoenix Companies, Inc. (a)	16,800	
11,300	PVF Capital Corp. (a) (e)	16,611	
		534,625	8.87%

* See accompanying notes which are an integral part of the financial statements

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Healthcare		
40,000	Albany Molecular Research, Inc. (a)	117,200	
1,150	Cambrex Corp. (a)	8,257	
12,047	Cryolife, Inc. (a)	57,826	
25,000	Digirad Corp. (a)	49,000	
7,970	Heska Corp. (a)	58,181	
4,000	Invacare Corp.	61,160	
20,395	Lannett Co., Inc. (a)	90,146	
16,002	Medical Action Industries, Inc. (a)	83,690	
25,000	RTI Biologics, Inc. (a)	111,000	
5,000	SurModics, Inc. (a)	73,300	
10,044	Syneron Medical Ltd (a)	111,187	
72,228	Theragenics Corp. (a)	121,343	
		942,290	15.63%
	Machinery & Equipment		
22,500	Deswell Industries, Inc.	48,375	
4,500	FreightCar America (a)	94,275	
4,202	Lawson Products, Inc.	64,837	
12,500	Lydall, Inc. (a)	118,625	
20,000	Material Sciences Corp. (a)	164,400	
7,500	Perceptron, Inc. (a)	35,700	
		526,212	8.73%
	Technology		
7,802	Accelrys, Inc. (a)	52,429	
6,000	Amtech Systems, Inc. (a)	51,060	
40,000	AuthenTec, Inc (a)	128,400	
80,000	Axcelis Technologies, Inc. (a)	106,400	
70,000	Aviat Networks, Inc. (a)	128,100	
20,000	AXT Inc. (a)	83,400	
7,500	Bluephoenix Solutions Ltd. (a)	22,275	
23,170	BTU International, Inc. (a)	60,242	
35,550	Digital Ally, Inc. (a)	21,330	
13,048	Frequency Electronics, Inc. (a)	100,339	
14,248	iGo, Inc (a)	10,992	
14,090	Imation Corp. (a)	80,736	
12,500	Kopin Corp. (a)	48,500	
33,812	Leadis Technology, Inc. (a)	6,424	
4,000	Neutral Tandem, Inc. (a)	42,760	
1,500	OSI Systems, Inc. (a)	73,170	
8,500	Rimage Corp.	95,625	
8,000	Sillicon Graphics International Corp. (a)	91,680	
13,500	Sillicon Image, Inc. (a)	63,450	
40,000	Trident Microsystems, Inc. (a)	7,200	
10,022	Trio-Tech International (a)	23,953	
15,550	Vicon Industries, Inc. (a)	51,315	
20,000	WPCS International Inc. (a)	33,600	
		1,383,380	22.95%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Transportation		
24,325	Frozen Food Express Industries (a)	31,379	
24,000	Euroseas Ltd.	56,400	
		87,779	1.46%
	Miscellaneous		
3,500	Steel Excel, Inc. (a)	84,000	
		84,000	1.39%
	TOTAL Common Stock (Cost $5,453,069)	5,745,024	95.31%
	Money Market Securities		
316,633	First American Government Obligations Fund -		
	Class Y, 0.00%, (Cost $361,633) (a)(b)	316,633	
		316,633	5.25%
	TOTAL INVESTMENTS (Cost $5,769,702)	6,061,657	100.56%
	Liabilities in Excess of Other Assets	(34,000)	(0.56)%
	TOTAL NET ASSETS	$ 6,027,657	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) Non-Income producing.

(b) Variable rate security; the coupon rate shown represents the rate on December 31, 2011.
(c) Fund, Advisor, and other related entities own more than 5% of security, resulting in the security being an affiliate.
(d) The Ancora Funds Chairman serves on the Board of Directors for this company, resulting in the security being an affiliate.
(e) The CEO of Ancora Advisors serves on the Board of Directors for this company, resulting in the security being an affiliate.
ADR – American Depository Receipt

(THIS PAGE INTENTIONALLY LEFT BLANK)

ANCORA
SPECIAL OPPORTUNITY
FUND

INVESTMENT OBJECTIVE:

THE ANCORA SPECIAL OPPORTUNITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, BY INVESTING IN COMPANIES WITH THE POTENTIAL FOR SUPERIOR RETURNS.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
45 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS

$7.6 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANSCX
CLASS D – ANSDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2011

INVESTMENT STRATEGY

■ Invests in well diversified, small to mid-cap, U.S. based companies that offer the best combination of value and potential for price appreciation.

■ Seeks to outperform the Wilshire 5000 with less volatility.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and to control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Opportunities such as micro-cap stocks, liquidations and takeover targets may trade with a "life of their own" and allow investors to benefit even in times of sideways market action which are not necessarily correlated with equity markets.

■ Seeks investments which are selling for less than their underlying asset value or private market value, which should produce strong performance results over the long term.

Six Months Ended 12/31/11

Best Performing Securities

■ Safeguard Scientific, Inc.
■ Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income
■ Continental Materials Corp.
■ Supervalu, Inc.
■ Lakeland Industries, Inc.

Worst Performing Securities

■ Steel Excel, Inc.
■ Rodman & Renshaw Capital Group, Inc.
■ Albany Molecular Research, Inc.
■ Citigroup, Inc.
■ Active Power, Inc.

TOP HOLDINGS: DECEMBER 31, 2011 [d]

NAME	% OF NET ASSETS
Mace Security International, Inc.	6.1%
Safeguard Scientific, Inc.	6.1%
Lakeland Industries, Inc.	5.6%
Special Opportunities Fund, Inc.	5.6%
Pfizer, Inc.	5.5%
Steel Excel, Inc.	4.9%
Madison Claymore Covered Call & Equity Strategy Fund	4.8%
The GDL Fund	4.7%
Eaton Vance Risk Managed Equity Income Fund	4.4%
Albany Molecular Research, Inc.	3.9%

SECTOR DIVERSIFICATION: DECEMBER 31, 2011 [d]

NAME	% OF NET ASSETS
Consumer Goods	2.40%
Energy	1.27%
Entertainment & Media	5.35%
Financial	10.14%
Healthcare	17.47%
Homeland Security	11.95%
Industrial Goods	2.52%
Materials	1.27%
Technology	1.17%
Miscellaneous	5.40%
Investment Companies	23.64%
REIT Preferred Shares	3.98%
Money Market Securities	15.79%
Other	(-2.34)%

TOTAL RETURNS: DECEMBER 31, 2011 [d]

	ONE YEAR	THREE YEAR	FIVE YEARS	INCEP TD [a]
ANCORA SPECIAL OPP - C[b]	-14.09%	22.09%	-1.59%	1.78%
ANCORA SPECIAL OPP - D[b]	-13.63%	22.65%	-1.11%	2.28%
WILSHIRE 5000 INDEX[c]	0.99%	14.93%	-0.04%	4.01%

a) Inception data reflects the annualized return since 01/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.



The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2011. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Consumer Goods		
15,000	American Greetings Corp. Class A	$ 187,650	
		187,650	2.40%
	Entertainment & Media		
20,000	Gannett, Inc.	267,400	
32,000	Martha Stewart Living Omnimedia, Inc.	140,800	
		408,200	5.35%
	Energy		
25,000	StealthGas, Inc. (a)	96,500	
		96,500	1.26%
	Financial		
41,000	Alliance Bankshares Corp (a)	142,680	
31,000	Janus Capital Group, Inc.	195,610	
5,000	The St. Joe Co. (a)	73,300	
205,000	PVF Capital Corp. (a) (e)	301,350	
139,000	Rodman & Renshaw Capital Group, Inc. (a)	61,160	
		774,100	10.14%
	Healthcare		
105,000	Albany Molecular Research, Inc. (a)	307,650	
100,000	Alpha Pro Tech Ltd. (a)	120,000	
20,000	Pfizer, Inc.	432,800	
30,000	Safeguard Scientific, Inc. (a)	473,700	
		1,334,150	17.47%
	Homeland Security		
2,574,368	Mace Security International, Inc. (a) (c) (d)	476,258	
47,000	Lakeland Industries, Inc. (a)	436,395	
		912,653	11.95%
	Industrial Goods		
4,000	Conrad Industries, Inc. (a)	59,600	
11,000	Continental Materials Corp. (a)	131,560	
		191,160	2.52%
	Materials		
3,000	Cabot Corp	96,420	
		96,420	1.27%
	Technology		
100,000	Active Power, Inc. (a)	66,000	
180,075	Digital Angel Corp. (a)	23,410	
		89,410	1.17%
	Miscellaneous		
40,000	Contra SoftBrands (a)	-	
16,000	Steel Excel, Inc. (a)	384,000	
343,500	REMEC (a) (c)	28,510	
		412,510	5.40%
	TOTAL COMMON STOCKS (Cost $5,280,172)	4,502,753	58.93%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Investment Companies		
50,000	Boulder Growth & Income Fund, Inc.	287,000	
31,000	The GDL Fund	365,800	
33,000	Eaton Vance Risk Managed Equity Income Fund	344,850	
50,000	Madison Claymore Covered Call & Equity Strategy Fund	373,500	
30,000	Special Opportunities Fund, Inc.	435,000	
	Total Investment Companies (Cost $1,856,946)	1,806,150	23.64%
	REIT Preferred Shares		
15,000	Commonwealth Reit – 6.500%, Series D	304,350	
	Total REIT Preferred Shares (Cost $139,705)	304,350	3.98%
	Money Market Securities		
1,206,240	First American Government Obligations Fund		
	Class Y , 0.00%, Cost ($1,206,240) (a) (b)	1,206,240	
		1,206,240	15.79%
	TOTAL INVESTMENTS (Cost $8,483,062)	7,819,493	102.34%
	Liabilities in Excess of Other Assets	(178,857)	(2.34)%
	TOTAL NET ASSETS	$ 7,640,636	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Non-income producing
b) Variable rate security; the coupon rate shown represents the rate at December 31, 2011.
c) Fund, Advisor, and other related entities own more than 5% of security.
d) The Ancora Funds Chairman serves on the Board of Directors for this company.
e) The CEO of Ancora Advisors serves on the Board of Directors for this company.

GETTING STARTED

GETTING STARTED

HOW TO PURCHASE SHARES

Classes of Shares:

INVESTOR SHARES
ANCORA INCOME FUND CLASS C
ANCORA EQUITY FUND CLASS C
ANCORA MICROCAP FUND CLASS C
ANCORA SPECIAL OPPORTUNITY FUND
CLASS C

INSTITUTIONAL SHARES
ANCORA INCOME FUND CLASS D

ANCORA EQUITY FUND CLASS D
ANCORA MICROCAP FUND CLASS D
ANCORA SPECIAL OPPORTUNITY FUND
CLASS D

Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class.

Investor Shares:

A minimum initial investment of $20,000 is required to open an account to purchase Class C shares of Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund or Ancora Special Opportunity Fund with subsequent minimum investments of $1,000. However, an I.R.A. may open an account for the purchase of Class C shares of such Funds with an initial minimum investment of $5,000 and subsequent minimum investments of $1,000. Investment minimums may be waived at the discretion of each Fund.

Institutional Shares:

Institutional shares may be purchased with a minimum initial investment of $1,000,000 for the purchase of Class D shares of any of the Funds with subsequent minimum investments of $1,000. The $1,000,000 minimum initial investment for Class D shares does not apply to purchases by the following:

(1) **Financial institutions**, such as banks, trust companies, thrift institutions, mutual funds or other financial institutions, acting on their own behalf or on behalf of their fiduciary accounts, i.e., accounts that are charged asset-based management fees

(2) **Securities brokers** or dealers acting on their own behalf or on behalf of their clients

(3) **Directors** or employees of the Funds or of the Advisor or its affiliated companies or by the relatives of those individuals or the trustees of benefit plans covering those individuals.

These requirements may be waived in the sole discretion of the Funds.

Initial Purchase:

The initial purchase of Class C or Class D shares may be made by check or by wire in the following manner:

By Check. The Account Application which accompanies this Prospectus should be completed, signed, and sent along with a check for the initial investment payable to Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund or Ancora Special Opportunity Fund, mailed to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. In order to expedite the investment of funds, investors may advise their bank or broker to transmit funds via Federal Reserve Wire System to: U.S. Bank, Cincinnati, Ohio, ABA# 042000013, Account # 130100789077, FBO Ancora Funds. Also provide the shareholder's name and account number. In order to obtain this needed account number and receive additional instructions, the investor may contact, prior to wiring funds, the Funds at 1-866-626-2672. The investor's bank may charge a fee for the wire transfer of funds.

Through your broker. Shares of the Ancora Funds can be purchased through your brokerage firm and held in your personal account.

HOW TO PURCHASE SHARES (continued)

Subsequent Purchases:

Investors may make additional purchases of Class C or Class D shares in the following manner:

By Check. Checks made payable to Ancora Income Fund, Ancora Equity Funds, Ancora MicroCap Fund or Ancora Special Opportunity Fund should be sent, along with the stub from a previous purchase or sale confirmation, to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. Funds may be wired by following the wire instructions for an initial purchase.

By Telephone. Investors may purchase shares up to an amount equal to 3 times the market value of shares held in the shareholder's account in a Fund on the preceding day for which payment has been received, by telephoning the Funds at 1-866-626-2672 and identifying the shareholder's account by number. Shareholders wishing to avail themselves of this privilege must complete a Telephone Purchase Authorization Form which is available from the Fund.

Please see prospectus for complete instructions.

Systematic Investment Plan:

The Systematic Investment Plan permits investors to purchase shares of any Fund at monthly intervals. Provided the investor's bank or other financial institution allows automatic withdrawals, shares may be purchased by transferring funds from the account designated by the investor. At the investor's option, the account designated will be debited in the specified amount, and shares will be purchased once a month, on or about the 15th day. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Investors desiring to participate in the Systematic Investment Plan should call the Funds at 1-866-626-2672 to obtain the appropriate forms. The Systematic Investment Plan does not assure a profit and does not protect against loss in declining markets.

Other Information Concerning Purchase of Shares:

You may purchase shares on days when the Fund is open for business. Your purchase price will be the next NAV after your purchase order, completed application and full payment have been received by the Funds or the Funds' transfer agent, except in the case of a subsequent purchase by telephone as described above, in which case the purchase price will be the next NAV after receipt of your telephone order. All orders for the Funds must be received by the Funds or the Funds' transfer agent prior to 4:00 p.m. eastern time in order to receive that day's NAV.

Each Fund reserves the right to reject any order, to cancel any order due to non-payment and to waive or lower the investment minimums with respect to any person or class of persons. If an order is canceled because of non-payment or because your check does not clear, you will be responsible for any loss that the Fund incurs. If you are already a shareholder, the Fund can redeem shares from your account to reimburse it for any loss. The Advisor has agreed to hold each Fund harmless from net losses to that Fund resulting from the failure of a check to clear to the extent, if any, not recovered from the investor. For purchases of $50,000 or more, each Fund may, in its discretion, require payment by wire or cashier's or certified check.

SHAREHOLDER SERVICES:

ASK YOUR ANCORA FINANCIAL ADVISORS ABOUT:

AUTOMATIC MONTHLY INVESTMENT PLAN

AUTOMATIC MONTHLY EXCHANGE

AUTOMATIC CASH WITHDRAWAL PLAN

AUTOMATIC REINVESTMENT OF CASH

DISTRIBUTION OF DIVIDENDS & CAPITAL GAINS

TELEPHONE EXCHANGE

IRA'S AND SEP-IRA'S

QUALIFIED RETIREMENT PLANS

GIFTS - TO MINOR ACCOUNTS

COMBINED CUMULATIVE CONFIRM STATEMENTS

SERVICES

FINANCIAL REVIEW



Cohen Fund Audit Services, Ltd.   440.835.8500
800 Westpoint Pkwy., Suite 1100   440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Trustees of
Ancora Trust

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ancora Trust, comprising Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund, and Ancora Special Opportunity Fund (the "Funds") as of December 31, 2011, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended for the Ancora Income Fund, Ancora Equity Fund, and Ancora Special Opportunity Fund and the financial highlights for each of the four periods in the period then ended for the Ancora MicroCap Fund. These financial statements and financial highlights are the responsibility of Fund management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the funds constituting Ancora Trust as of December 31, 2011, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated above, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

COHEN FUND AUDIT SERVICES, LTD.
Westlake, Ohio
February 27, 2012



STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2011

	Ancora Income Fund	Ancora Equity Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Assets				
Investments in securities:				
At Cost	$ 18,883,644	$ 8,140,296	$ 5,690,344	$ 6,982,461
At Fair Value	$ 20,621,908	$ 8,893,277	$ 6,017,296	$ 7,013,375
Investments in Affiliated Issuers:				
At Cost	-	-	$ 79,358	$ 1,500,601
At Fair Value	-	-	$ 44,361	$ 806,118
Cash	-	-	500	-
Dividends receivable	75,746	12,693	3,087	24,247
Receivable for investments sold	-	-	-	14,488
Shareholder subscription	1,000	-	-	-
Prepaid expenses	2,216	2,103	1,165	1,228
Total assets	20,700,870	8,908,073	6,066,409	7,859,456
Liabilities				
Payable for investments purchased	276,537	-	11,833	190,840
Shareholder Redemptions	-	-	1,956	-
Payable to advisor	17,230	7,556	5,153	6,346
12b-1 fees payable	7,054	5,329	3,563	4,541
Administration fees payable	1,723	756	515	635
Accrued expenses	17,794	16,789	15,732	16,458
Total liabilities	320,338	30,430	38,752	218,820
Net Assets:	$ 20,380,532	$ 8,877,643	$ 6,027,657	$ 7,640,636
(unlimited number of shares authorized)				
Net Assets consist of:				
Paid in capital	$ 20,851,878	$ 9,907,824	$ 5,749,507	$ 9,445,565
Accumulated undistributed net investment income (loss)	-	-	-	5,674
Accumulated net realized gain/(loss) on:				
Investment securities	(2,209,610)	(1,783,162)	(13,805)	(1,147,034)
Net unrealized appreciation on:				
Investment securities	1,738,264	752,981	291,955	(663,569)
Net Assets	$ 20,380,532	$ 8,877,643	$ 6,027,657	$ 7,640,636

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES - As of December 31, 2011 (continued)

	Ancora Income Fund	Ancora Equity Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Shares Outstanding	2,270,726	941,495	590,636	1,739,502
Class C:				
Net assets applicable to Class C shares	$ 13,130,848	$ 6,384,449	$ 862,744	$ 4,877,566
Shares outstanding (unlimited numbers of shares authorized)	1,463,632	682,813	85,877	1,125,557
Net asset value, offering price, and redemption price per share	$ 8.97	$ 9.35	$ 10.05	$ 4.33
Class D:				
Net assets applicable to Class D shares	$ 7,249,684	$ 2,493,194	$ 5,164,913	$ 2,763,070
Shares outstanding (unlimited numbers of shares authorized)	807,094	258,682	504,759	613,945
Net asset value and offering price per share, and redemption price per share	$ 8.98	$ 9.64	$ 10.23	$ 4.50

* See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF OPERATIONS – For the year ended December 31, 2011

	Ancora Income Fund	Ancora Equity Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Investment Income				
Dividend income	$ 1,105,766	$ 191,011	$ 37,848	$ 218,432
Dividend income from Affiliates	-	-	-	-
Interest income	-	-	-	-
Total Income	1,105,766	191,011	37,848	218,432
Expenses				
Investment advisor fee	196,809	102,067	65,287	88,069
12b-1 fees				
Class C	63,284	55,875	8,043	41,841
Class D	17,560	6,892	13,641	8,070
Fund accounting expenses	27,516	26,055	19,565	22,327
Transfer agent expenses	9,300	8,520	5,947	7,509
Legal expenses	7,510	7,825	7,569	8,291
Administration expenses	19,681	10,207	6,528	8,807
Insurance expenses	471	734	731	686
Custodian expenses	6,790	3,304	3,095	5,430
Auditing expenses	13,385	14,185	14,807	14,185
Printing expenses	2,620	2,323	2,244	2,223
Trustees expenses	3,963	2,777	2,026	1,901
Miscellaneous expenses	1,924	1,924	2,064	1,794
Registration expenses	718	2,147	2,426	1,625
Total Expenses	371,531	244,835	153,973	212,758
Waived Fees	(561)	-	-	-
Net Operating Expenses	370,970	244,838	153,973	212,758
Net Investment Income (Loss)	734,796	(53,824)	(116,125)	5,674
Realized & Unrealized Gain (Loss)				
Net realized gain (loss) on investment Securities	405,840	574,062	268,760	240,316
Net realized gain (loss) on affiliated investment Securities	-	-	-	-
Capital gain distributions from investment Companies	94,021	25,202	-	23,501
Capital gain distributions from affiliated investment Securities	-	-	-	-
Change in unrealized appreciation (depreciation) on investment securities	184,407	(1,306,195)	(1,136,162)	(1,561,129)
Net realized and unrealized gain (loss) on investment securities	684,268	(706,931)	(867,402)	(1,297,312)
Net increase (decrease) in net assets resulting from operations	$ 1,419,064	$ (760,755)	$ (983,527)	$ (1,291,638)

* See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund Year Ended 12/31/11	Ancora Income Fund Year Ended 12/31/10
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ 734,796	$ 843,095
Net realized gain (loss) on investment securities	405,840	466,533
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	94,021	115,108
Change in net unrealized appreciation (depreciation)	184,407	542,955
Net increase (decrease) in net assets resulting from operations	1,419,064	1,967,691
Distributions		
From net investment income, Class C	(773,150)	(524,919)
From net investment income, Class D	(452,071)	(318,176)
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	(74,432)	(295,316)
From return of capital, Class D	(41,308)	(177,399)
Total distributions	(1,340,961)	(1,315,810)
Capital Share Transactions - Class C		
Proceeds from sale of shares	1,113,068	1,212,836
Shares issued in reinvestment of dividends	240,353	248,263
Shares redeemed	(764,863)	(663,371)
	588,558	797,728
Capital Share Transactions - Class D		
Proceeds from sale of shares	795,649	285,945
Shares issued in reinvestment of dividends	358,627	345,848
Shares redeemed	(680,988)	(970,271)
	473,288	(338,478)
Net increase (decrease) in net assets resulting from capital share transactions	1,061,846	459,250
Total increase (decrease) in net assets	1,139,949	1,111,131
Net Assets		
Beginning of period	$ 19,240,583	$ 18,129,452
End of period	$ 20,380,532	$ 19,240,583
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	124,467	136,713
Shares issued in reinvestment of distributions	26,864	28,085
Shares repurchased	(85,411)	(74,677)
Net increase (decrease) from capital share transactions	65,920	90,121
Capital Share Transactions - D Shares		
Shares sold	88,366	32,106
Shares issued in reinvestment of distributions	40,030	39,041
Shares repurchased	(76,022)	(108,440)
Net increase (decrease) from capital share transactions	52,374	(37,293)

*See accompanying notes which are an integral part of the financial statements.

40

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Equity Fund Year Ended 12/31/11	Ancora Equity Fund Year Ended 12/31/10
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (53,824)	$ (69,486)
Net realized gain (loss) on investment securities	574,062	118,000
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	25,202	-
Change in net unrealized appreciation (depreciation)	(1,306,195)	1,080,393
Net increase (decrease) in net assets resulting from operations	(760,755)	1,128,907
Distributions	-	-
From net investment income, Class C	-	-
From net investment income, Class D	-	-
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	-	-
Capital Share Transactions - Class C		
Proceeds from sale of shares	963,574	611,419
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(1,840,591)	(448,614)
	(877,017)	162,805
Capital Share Transactions - Class D		
Proceeds from sale of shares	131,403	43,384
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(311,525)	(321,288)
	(180,122)	(277,904)
Net increase (decrease) in net assets resulting from capital share transactions	(1,057,139)	(115,099)
Total increase (decrease) in net assets	(1,817,894)	1,013,808
Net Assets		
Beginning of period	$ 10,695,537	$ 9,681,729
End of period	$ 8,877,643	$ 10,695,537
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	95,177	68,416
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(181,951)	(49,416)
Net increase (decrease) from capital share transactions	(86,774)	19,000
Capital Share Transactions - D Shares		
Shares sold	12,443	4,572
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(29,733)	(34,373)
Net increase (decrease) from capital share transactions	(17,290)	(29,801)

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora MicroCap Fund Year Ended 12/31/11	Ancora MicroCap Fund Year Ended 12/31/10
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (116,125)	$ (87,137)
Net realized gain (loss) on investment securities	268,760	472,439
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	-	-
Change in net unrealized appreciation (depreciation)	(1,136,162)	997,305
Net increase (decrease) in net assets resulting from operations	(983,527)	1,382,607
Distributions		
From net investment income, Class C	-	-
From net investment income, Class D	-	-
From short-term capital gains, Class C	(2,847)	(8,002)
From short-term capital gains, Class D	(16,971)	(34,475)
From long-term capital gains, Class C	(69,918)	(33,410)
From long-term capital gains, Class D	(416,788)	(143,938)
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	(506,524)	(219,825)
Capital Share Transactions - Class C		
Proceeds from sale of shares	151,776	124,475
Shares issued in reinvestment of dividends	71,005	37,769
Shares redeemed	(245,943)	(309,400)
	(23,162)	(147,156)
Capital Share Transactions - Class D		
Proceeds from sale of shares	2,151,746	1,377,124
Shares issued in reinvestment of dividends	414,927	168,664
Shares redeemed	(1,005,537)	(346,030)
	1,561,136	1,199,758
Net increase (decrease) in net assets resulting from capital share transactions	1,537,974	1,052,602
Total increase (decrease) in net assets	47,923	2,215,384
Net Assets		
Beginning of period	$ 5,979,734	$ 3,764,350
End of period	$ 6,027,657	$ 5,979,734
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	11,518	11,094
Shares issued in reinvestment of distributions	7,017	2,981
Shares repurchased	(20,585)	(29,085)
Net increase (decrease) from capital share transactions	(2,050)	(15,010)
Capital Share Transactions - D Shares		
Shares sold	170,495	115,889
Shares issued in reinvestment of distributions	40,245	13,156
Shares repurchased	(85,114)	(31,716)
Net increase (decrease) from capital share transactions	125,626	97,329

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Special Opportunity Fund Year Ended 12/31/11	Ancora Special Opportunity Fund Year Ended 12/31/10
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ 5,674	$ (106,089)
Net realized gain (loss) on investment securities	240,316	1,324,974
Net realized gain (loss) on affiliated investment securities	-	3,487
Capital gain distributions from investment companies	23,501	16,290
Capital gain distributions from affiliated investment securities	-	51,700
Change in net unrealized appreciation (depreciation)	(1,561,129)	(212,098)
Net increase (decrease) in net assets resulting from operations	(1,291,638)	1,078,264
Distributions		
From net investment income, Class C	-	-
From net investment income, Class D	-	-
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	-	-
Capital Share Transactions - Class C		
Proceeds from sale of shares	714,619	271,146
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(608,750)	(543,891)
	105,869	(272,745)
Capital Share Transactions - Class D		
Proceeds from sale of shares	5,000	253,221
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(436,955)	(180,457)
	(431,955)	72,764
Net increase (decrease) in net assets resulting from capital share transactions	(326,086)	(199,981)
Total increase (decrease) in net assets	(1,617,724)	878,283
Net Assets		
Beginning of period	$ 9,258,360	$ 8,380,007
End of period	$ 7,640,636	$ 9,258,360
Accumulated undistributed net investment income	$ 5,674	$ -
Capital Share Transactions - C Shares		
Shares sold	138,372	57,146
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(126,657)	(119,052)
Net increase (decrease) from capital share transactions	11,715	(61,906)
Capital Share Transactions - D Shares		
Shares sold	980	52,523
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(86,148)	(38,361)
Net increase (decrease) from capital share transactions	(85,168)	14,162

*See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund

CLASS C SHARES

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07
Selected Per Share Data					
Net asset value, beginning of period	$ 8.93	$ 8.62	$ 7.33	$ 8.77	$ 9.72
Income from investment operations					
Net investment income (loss) [a]	0.33	0.38	0.44	0.50	0.53
Net realized and unrealized gain (loss)	0.31	0.53	1.45	(1.39)	(0.93)
Total from investment operations	0.64	0.91	1.89	(0.89)	(0.40)
Less Distributions to shareholders:					
From net investment income	(0.55)	(0.38)	(0.45)	(0.50)	(0.53)
From net realized gain	-	-	-	-	-
From return of capital	(0.05)	(0.22)	(0.15)	(0.05)	(0.02)
Total distributions	(0.60)	(0.60)	(0.60)	(0.55)	(0.55)
Net asset value, end of period	$ 8.97	$ 8.93	$ 8.62	$ 7.33	$ 8.77
Total Return [b]	7.40%	10.86%	27.11%	(10.52)%	(4.34)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 13,131	$ 12,485	$ 11,278	$ 10,135	$ 11,124
Ratio of expenses to average net assets [c]	1.97%	1.97%	1.99%	2.00%	2.00%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.98%	1.98%	2.06%	2.01%	2.00%
Ratio of net investment income (loss) to average net assets [c] [d]	3.65%	4.34%	5.75%	6.06%	5.62%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	3.65%	4.34%	5.67%	6.05%	5.62%
Portfolio turnover rate	57.56%	53.48%	50.75%	48.36%	60.85%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund
CLASS C SHARES

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07
Selected Per Share Data					
Net asset value, beginning of period	$ 10.16	$ 9.11	$ 7.14	$ 12.17	$ 11.95
Income from investment operations					
Net investment income (loss) (a)	(0.07)	(0.08)	(0.02)	0.07	(0.01)
Net realized and unrealized gain (loss)	(0.74)	1.13	2.00	(4.33)	1.07
Total from investment operations	(0.81)	1.05	1.98	(4.26)	1.06
Less Distributions to shareholders:					
From net investment income	-	-	(0.01)	(0.08)	-
From net realized gain	-	-	-	(0.69)	(0.84)
From return of capital	-	-	-	-	-
Total distributions	-	-	(0.01)	(0.77)	(0.84)
Net asset value, end of period	$ 9.35	$ 10.16	$ 9.11	$ 7.14	$ 12.17
Total Return (b)	(7.97)%	11.53%	27.74%	(34.75)%	8.80%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 6,384	$ 7,820	$ 6,837	$ 6,322	$ 10,766
Ratio of expenses to average net assets (c)	2.54%	2.53%	2.61%	2.36%	2.28%
Ratio of expenses to average net assets before waiver & reimbursement (c)	2.54%	2.53%	2.61%	2.36%	2.28%
Ratio of net investment income (loss) to average net assets (c) (d)	(0.66)%	(0.86)%	(0.29)%	0.69%	(0.10)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d)	(0.66)%	(0.86)%	(0.29)%	0.69%	(0.10)%
Portfolio turnover rate	64.54%	45.73%	56.25%	81.84%	56.21%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora MicroCap Fund

CLASS C SHARES

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08[a]
Selected Per Share Data				
Net asset value, beginning of period	$ 12.68	$ 9.74	$ 6.06	$ 10.00
Income from investment operations				
Net investment income (loss) (b)	(0.27)	(0.27)	(0.24)	(0.09)
Net realized and unrealized gain (loss)	(1.44)	3.70	3.92	(3.85)
Total from investment operations	(1.71)	3.43	3.68	(3.94)
Less Distributions to shareholders:				
From net investment income	-	-	-	-
From net realized gain	(0.92)	(0.49)	-	-
From return of capital	-	-	-	-
Total distributions	(0.92)	(0.49)	-	-
Net asset value, end of period	$ 10.05	$ 12.68	$ 9.74	$ 6.06
Total Return (c)	(13.51)%	35.19%	60.73%	(39.40)%[e]
Ratios and Supplemental Data				
Net assets, end of period (000)	$ 863	$ 1,115	$ 1,002	$ 618
Ratio of expenses to average net assets (f)	2.78%	3.13%	3.48%	5.59% [d]
Ratio of expenses to average net assets before waiver & reimbursement (f)	2.78%	3.13%	3.82%	5.92% [d]
Ratio of net investment income (loss) to average net assets (f)	(2.22)%	(2.44)%	(3.04)%	(4.03)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f)	(2.22)%	(2.44)%	(3.38)%	(4.37)% [d]
Portfolio turnover rate	11.42%	36.36%	44.07%	21.04%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period September 2, 2008 (commencement of operations) through December 31, 2008.
(b) Net investment income (loss) per share is based on average shares outstanding.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized
(e) Not Annualized
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund
CLASS C SHARES

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07
Selected Per Share Data					
Net asset value, beginning of period	$ 5.04	$ 4.46	$ 2.38	$ 4.45	$ 5.40
Income from investment operations					
Net investment income (loss) [a]	(0.01)	(0.07)	(0.03)	0.02	(0.04)
Net realized and unrealized gain (loss)	(0.70)	0.65	2.11	(2.05)	(0.28)
Total from investment operations	(0.71)	0.58	2.08	(2.03)	(0.32)
Less Distributions to shareholders:					
From net investment income	-	-	- [b]	(0.03)	
From net realized gain	-	-	-	(0.01)	(0.63)
From return of capital	-	-	-	-	-
Total distributions	-	-	-	(0.04)	(0.63)
Net asset value, end of period	$ 4.33	$ 5.04	$ 4.46	$ 2.38	$ 4.45
Total Return [c]	(14.09)%	13.00%	87.47%	(45.77)%	(6.49)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 4,878	$ 5,615	$ 5,240	$ 2,738	$ 5,703
Ratio of expenses to average net assets [d]	2.61%	2.64%	2.86%	2.65%	2.47%
Ratio of expenses to average net assets before waiver & reimbursement [d]	2.61%	2.64%	2.86%	2.65%	2.47%
Ratio of net investment income (loss) to average net assets [d] [e]	(0.10)%	(1.45)%	(0.97)%	0.67%	(0.77)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [d] [e]	(0.10)%	(1.45)%	(0.97)%	0.67%	(0.77)%
Portfolio turnover rate	99.12%	97.02%	148.81%	211.26%	133.31%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Amount is less than $0.01
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends
(d) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(e) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund
CLASS D SHARES

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07
Selected Per Share Data					
Net asset value, beginning of period	$ 8.95	$ 8.65	$ 7.36	$ 8.81	$ 9.76
Income from investment operations					
Net investment income (loss) [a]	0.35	0.40	0.46	0.53	0.56
Net realized and unrealized gain (loss)	0.31	0.52	1.46	(1.40)	(0.94)
Total from investment operations	0.66	0.92	1.92	(0.87)	(0.38)
Less Distributions to shareholders:					
From net investment income	(0.58)	(0.40)	(0.47)	(0.53)	(0.56)
From net realized gain	-	-	-	-	-
From return of capital	(0.05)	(0.22)	(0.16)	(0.05)	(0.01)
Total distributions	(0.63)	(0.62)	(0.63)	(0.58)	(0.57)
Net asset value, end of period	$ 8.98	$ 8.95	$ 8.65	$ 7.36	$ 8.81
Total Return [b]	7.62%	11.07%	27.48%	(10.29)%	(4.07)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 7,249	$ 6,756	$ 6,852	$ 6,113	$ 6,753
Ratio of expenses to average net assets [c]	1.72%	1.72%	1.74%	1.75%	1.75%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.73%	1.73%	1.82%	1.76%	1.75%
Ratio of net investment income (loss) to average net assets [c] [d]	3.88%	4.54%	5.93%	6.33%	5.89%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	3.88%	4.54%	5.85%	6.32%	5.89%
Portfolio turnover rate	57.56%	53.48%	50.75%	48.36%	60.85%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund

CLASS D SHARES

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07
Selected Per Share Data					
Net asset value, beginning of period	$ 10.42	$ 9.30	$ 7.26	$ 12.37	$ 12.12
Income from investment operations					
Net investment income (loss) [a]	(0.02)	(0.03)	0.02	0.13	0.05
Net realized and unrealized gain (loss)	(0.76)	1.15	2.03	(4.42)	1.09
Total from investment operations	(0.78)	1.12	2.05	(4.29)	1.14
Less Distributions to shareholders:					
From net investment income	-	-	(0.01)	(0.13)	(0.05)
From net realized gain	-	-	-	(0.69)	(0.84)
From return of capital	-	-	-	-	-
Total distributions	-	-	(0.01)	(0.82)	(0.89)
Net asset value, end of period	$ 9.64	$ 10.42	$ 9.30	$ 7.26	$ 12.37
Total Return [b]	(7.49)%	12.04%	28.25%	(34.36)%	9.35%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 2,493	$ 2,876	$ 2,844	$ 2,937	$ 4,800
Ratio of expenses to average net assets [c]	2.04%	2.03%	2.11%	1.86%	1.78%
Ratio of expenses to average net assets before waiver & reimbursement [c]	2.04%	2.03%	2.11%	1.86%	1.78%
Ratio of net investment income (loss) to average net assets [c] [d]	(0.17)%	(0.34)%	0.23%	1.19%	0.39%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	(0.17)%	(0.34)%	0.23%	1.19%	0.39%
Portfolio turnover rate	64.54%	45.73%	56.25%	81.84%	56.21%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora MicroCap Fund

CLASS D SHARES

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08[a]
Selected Per Share Data				
Net asset value, beginning of period	$ 12.83	$ 9.80	$ 6.07	$ 10.00
Income from investment operations				
Net investment income (loss) (b)	(0.21)	(0.22)	(0.20)	(0.08)
Net realized and unrealized gain (loss)	(1.47)	3.74	3.93	(3.85)
Total from investment operations	(1.68)	3.52	3.73	(3.93)
Less Distributions to shareholders:				
From net investment income				
From net realized gain	(0.92)	(0.49)	-	-
From return of capital				
Total distributions	(0.92)	(0.49)	-	-
Net asset value, end of period	$ 10.23	$ 12.83	$ 9.80	$ 6.07
Total Return (c)	(13.13)%	35.90%	61.45%	(39.30)% (e)
Ratios and Supplemental Data				
Net assets, end of period (000)	$ 5,164	$ 4,865	$ 2,762	$ 1,360
Ratio of expenses to average net assets (f)	2.28%	2.61%	2.98%	5.28% (d)
Ratio of expenses to average net assets before waiver & reimbursement (f)	2.28%	2.61%	3.32%	5.68% (d)
Ratio of net investment income (loss) to average net assets (f)	(1.69)%	(1.99)%	(2.52)%	(3.67)% (d)
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f)	(1.69)%	(1.99)%	(2.85)%	(4.08)% (d)
Portfolio turnover rate	11.42%	36.36%	44.07%	21.04%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period September 2, 2008 (commencement of operations) through December 31, 2008.
(b) Net investment income (loss) per share is based on average shares outstanding.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized
(e) Not Annualized
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund
CLASS D SHARES

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07
Selected Per Share Data					
Net asset value, beginning of period	$ 5.21	$ 4.58	$ 2.44	$ 4.55	$ 5.49
Income from investment operations					
Net investment income (loss) (a)	0.02	(0.05)	(0.02)	0.04	(0.02)
Net realized and unrealized gain (loss)	(0.73)	0.68	2.16	(2.10)	(0.29)
Total from investment operations	(0.71)	0.63	2.14	(2.06)	(0.31)
Less Distributions to shareholders:					
From investment income	-	-	- (b)	(0.04)	-
From net realized gain	-	-	-	(0.01)	(0.63)
From return of capital	-	-	-	-	-
Total distributions	-	-	-	(0.05)	(0.63)
Net asset value, end of period	$ 4.50	$ 5.21	$ 4.58	$ 2.44	$ 4.55
Total Return (c)	(13.63)%	13.76%	87.78%	(45.35)%	(6.21)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 2,763	$ 3,644	$ 3,140	$ 2,001	$ 3,959
Ratio of expenses to average net assets (d)	2.11%	2.15%	2.36%	2.15%	1.97%
Ratio of expenses to average net assets before waiver & reimbursement (d)	2.11%	2.15%	2.36%	2.15%	1.97%
Ratio of net investment income (loss) to average net assets (d) (e)	0.34%	(0.96)%	(0.47)%	0.98%	(0.31)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (d) (e)	0.34%	(0.96)%	(0.47)%	0.98%	(0.31)%
Portfolio turnover rate	99.12%	97.02%	148.81%	211.26%	133.31%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Amount less than $0.01
(c) Total return in the above table represents the rate that the investor would have earned or loss on an investment in the fund, assuming reinvestment of dividends.
(d) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(e) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

Ancora Trust
Notes to the Financial Statements
December 31, 2011

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora Equity Fund (the "Equity Fund"), Ancora Special Opportunity Fund (the "Special Opportunity Fund"), and Ancora MicroCap Fund ("MicroCap Fund") (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Trust's Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Equity Fund's investment objective is obtaining a high total return, a combination of income and capital appreciation in the value of its shares. The Special Opportunity Fund's investment objective is obtaining a high total return. The MicroCap Fund's investment objective is to obtain a high total return. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class C and Class D. Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class C shares are a no-load share class. Class D shares are offered continuously at net asset value. Each class is subject to a different distribution and shareholder service fee. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Fund's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2008-2010), or expected to be taken in the Funds' 2011 tax returns. The Funds identify their major tax jurisdiction as U.S. Federal; however the Funds are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the year ended December 31, 2011, the Funds' did not have a liability for any unrecognized tax benefits. The Funds' recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the statement of operations. During the year ended December 31, 2011, the Funds' did not incur any interest or penalties.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – continued

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The Equity Fund, Special Opportunity Fund, and MicroCap Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a Fund.

At December 31, 2011, the following reclassifications were made: The Income Fund has a reclassification of $606,165 of distributions in excess of net investment income to paid in capital; the Equity Fund had a reclassification of $53,824 of net investment loss to paid in capital; the MicroCap Fund had a reclassification of $74,028 of net investment loss to paid in capital and $42,097 of net investment loss to accumulated undistributed capital gains.

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method.

Expenses – Expenses incurred by the Trust that do not relate to a specific fund of the Trust are allocated to the individual funds based on each Funds' relative net assets or other appropriate basis as determined by the Board.

NOTE 3. SECURITIES VALUATIONS

As described in Note 2, all investments in securities are recorded at their estimated fair value. The Funds utilize various methods to measure the fair value of most of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuating the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 3. SECURITIES VALUATIONS – continued

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market mutual funds are generally priced at the ending NAV provided by the service agent of the fund. The money market securities will be categorized as level 1 within the fair value hierarchy.

Equity securities (common stock including real estate investment trusts and corporate bond trust Certificates - Equity securities are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair market value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board of Trustees. Manually priced securities held by the Funds (if any) are reviewed by the Board of Trustees on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in level 1 within the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair market value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair market value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as level 2 within the fair value hierarchy.

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of December 31, 2011:

Ancora Income Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Corporate Bond Trust Certificates	$ 6,732,160	$ 365,000	$ -	$ 7,097,160
Convertible Preferred Securities	279,600	-	-	279,600
Closed End Funds	7,046,686	-	-	7,046,686
Preferred Real Estate Investment Trusts	3,585,999	479,750	-	4,065,749
Money Market Securities	2,132,713	-	-	2,132,713
Total	$ 19,777,158	$ 844,750	$ -	$ 20,621,908

The following securities were transferred from Level 1 to Level 2 assets during the year ended December 31, 2011:

Securities	Amounts
U.S. Bancorp – 7.189%, Series A	$ 365,000
First Potomac Realty Trust – 7.75%, Series A	$ 479,750
Total	$ 844,750

Ancora Equity Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$ 6,927,900	$ -	$ -	$ 6,927,900
Investment Companies	1,653,300			1,653,300
Money Market Securities	312,077	-	-	312,077
Total	$ 8,893,277	$ -	$ -	$ 8,893,277

Ancora MicroCap Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$ 5,745,025	$ -	$ -	$ 5,745,025
Money Market Securities	316,633	-	-	316,633
Total	$ 6,061,658	$ -	$ -	$ 6,061,658

Ancora Special Opportunity Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$ 4,474,242	$ 28,511	$ -	$ 4,502,753
Investment Companies	1,806,150	-	-	1,806,150
Preferred Real Estate Investment Trusts	304,350	-	-	304,350
Money Market Securities	1,206,240	-	-	1,206,240
Total	$ 7,790,982	$ 28,511	$ -	$ 7,819,493

NOTE 3. SECURITIES VALUATIONS – continued

The following securities were transferred from Level 1 to Level 2 assets during the year ended December 31, 2011:

Securities	Amounts
REMEC, Inc.	$ 28,511

The Funds did not hold any Level 3 assets during the year ended December 31, 2011. For more detail on the investments in common stocks please refer to the Schedule of Investments. The Funds did not hold any derivative investments at any time during the year ended December 31, 2011. There were no transfers into or out of Level 1 during the year ended December 31, 2011 in the Ancora Equity and MicroCap Funds.

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. As a controlling member of the Advisor, Richard A. Barone, Chairman of the Trust, is regarded to control the Advisor for purposes of the 1940 Act. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Equity Fund, MicroCap Fund and Special Opportunity Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. For the year ended December 31, 2011, the Advisor earned fees of $196,809 from the Income Fund, $102,067 from the Equity Fund, $65,287 from the MicroCap Fund, and $88,069 from the Special Opportunity Fund. At December 31, 2011, payables to the Advisor were $17,230, $7,556, $5,153, and $6,346 for the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund, respectively. The Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Income Fund to 2.00% for Class C shares and 1.75% for Class D shares. These waivers may be discontinued at any time. The Advisor has voluntarily agreed to waive its fee and/or reimburse the Equity Fund, MicroCap Fund, and Special Opportunity Fund in an amount, if any, by which each of the Fund's total annual operating expenses exceed 5% of the average net assets of such fund. The Advisor waived fees of $561 for the Income Fund for the year ended December 31, 2011.

The Funds have adopted a Distribution and Shareholder Servicing Plan (each such plan, a "Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 for each class of shares authorized. The principal activities for which payments will be made include (i) compensation of securities dealers (including Ancora Securities Inc.) and others for distribution services and (ii) advertising. In addition, each of the Funds shall pay service fees pursuant to agreements with dealers (including Ancora Securities Inc.) or other services. Richard A. Barone, Chairman of the Trust and controlling shareholder of Ancora Capital, Inc., the parent company of Ancora Securities Inc., has an indirect financial interest in the operation of the Plan.

For the year ended December 31, 2011 the fees paid were as follows:

For the year ended December 31, 2011 the fees paid were as follows:

Fund	Annual Rate	Fees Earned		Amount payable at December 31, 2011
Income Fund				
Class C	0.50%	$	63,284	
Class D	0.25%		17,560	
		$	80,844	$ 7,054
Equity Fund				
Class C	0.75%	$	55,875	
Class D	0.25%		6,892	
		$	62,767	$ 5,329
MicroCap Fund				
Class C	0.75%	$	8,043	
Class D	0.25%		13,641	
		$	21,684	$ 3,563
Special Opportunity Fund				
Class C	0.75%	$	41,841	
Class D	0.25%		8,070	
		$	49,911	$ 4,541

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES - continued

The Funds have entered into an Administration Agreement with Ancora Capital, Inc. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, Ancora Capital, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2011, Ancora Capital Inc. earned $19,681 from the Income Fund, $10,207 from the Equity Fund, $6,528 from the MicroCap Fund, and $8,807 from the Special Opportunity Fund. As of December 31, 2011, Ancora Capital Inc. was owed $1,723, $756, $515, and $635 by the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund, respectively, for administrative services.

The Funds' Board of Trustees has determined that any portfolio transaction for any of the Funds may be effected through Ancora Securities Inc., if, in the Advisor's judgment, the use of Ancora Securities Inc. is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, Ancora Securities Inc. charges the Fund a commission rate consistent with those charged by Ancora Securities Inc. to comparable unaffiliated customers in similar transactions. For the fiscal year ended December 31, 2011, Ancora Securities, Inc. received commissions on security transactions of $27,487 for the Income Fund, $10,185 for the Equity Fund, $5,869 for the MicroCap, and $29,208 for the Special Opportunity Fund.

The Trust retains Ancora Securities, Inc. (The "Distributor"), to act as the principal distributor of its shares. The Distributor is an affiliate of the Adviser and serves without compensation other than fees paid to Ancora Securities under the 12b-1 Plan.

NOTE 5. INVESTMENTS

For the fiscal year ended December 31, 2011, purchases and sales of investment securities, other than short-term investments and short-term U.S. Government obligations were as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Purchases				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	10,807,467	6,175,572	2,103,898	7,609,248
Sales				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	11,656,881	6,968,275	643,155	7,150,991

At December 31, 2011, the costs of securities for federal income tax purposes were $19,026,368, $8,162,890, $5,783,507, and $8,622,047 for the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund respectively.

As of December 31, 2011, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Gross Appreciation	$ 1,902,720	$ 1,378,306	$ 1,265,887	$ 986,013
Gross (Depreciation)	(307,180)	(647,919)	(987,737)	(1,788,568)
Net App. (Dep.) on Investments	$ 1,595,540	$ 730,387	$ 278,150	$ (802,554)

NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the year ended December 31, 2011 is as follows:

	Income Fund Class C	Income Fund Class D	Equity Fund Class C	Equity Fund Class D
Ordinary income	$ 773,150	$ 452,071	$ -	$ -
Short-term capital gain	-	-	-	-
Long-term capital gain	-	-	-	-
Return of capital	74,432	41,308	-	-
	$ 847,582	$ 493,379	$ -	$ -

	MicroCap Fund Class C	MicroCap Fund Class D	Special Opportunity Fund Class C	Special Opportunity Fund Class D
Ordinary income	$ -	$ -	$ -	$ -
Short-term capital gain	2,847	16,971	-	-
Long-term capital gain	69,918	416,788	-	-
Return of capital	-	-	-	-
	$ 72,765	$ 433,759	$ -	$ -

The tax character of distributions paid during the year ended December 31, 2010 is as follows:

	Income Fund Class C	Income Fund Class D	Equity Fund Class C	Equity Fund Class D
Ordinary income	$ 524,919	$ 318,176	$ -	$ -
Short-term capital gain	-	-	-	-
Long-term capital gain	-	-	-	-
Return of capital	295,316	177,399	-	-
	$ 820,235	$ 495,575	$ -	$ -

	MicroCap Fund Class C	MicroCap Fund Class D	Special Opportunity Fund Class C	Special Opportunity Fund Class D
Ordinary income	$ -	$ -	$ -	$ -
Short-term capital gain	8,002	34,475	-	-
Long-term capital gain	33,410	143,938	-	-
Return of capital	-	-	-	-
	$ 41,412	$ 178,413	$ -	$ -

As of December 31, 2010, the components of distributable earnings on a tax basis were as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Accumulated undistributed ordinary income	$ -	$ -	$ -	$ 5,674
Accumulated undistributed capital gain (capital loss carry forward)	(2,066,886)	(1,777,368)	-	(802,554)
Unrealized appreciation (depreciation)	1,595,540	747,187	278,150	(1,008,049)
	$ (471,346)	$ (1,030,181)	$ 278,150	$ (1,804,929)

NOTE 7. CAPITAL LOSS CARRYFORWARDS

Expiration Date	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
2016	$ 367,558	$ -	$ -	$ -
2017	$ 1,699,328	$ 1,777,368	$ -	$ 1,008,049
Total	$ 2,066,886	$ 1,777,368	$ -	$ 1,008,049

During the year ended December 31, 2010, the Income Fund utilized $490,425 of its capital loss carryforward, the Equity Fund utilized $538,187 of its capital loss carryforward, and the Special Opportunity fund utilized $369,080 of its capital loss carryforward.

NOTE 8. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2011 Pershing & Company owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund Class C	90.94%
Income Fund Class D	95.93%
Equity Fund Class C	95.10%
Equity Fund Class D	94.53%
MicroCap Fund Class C	98.81%
MicroCap Fund Class D	98.18%
Special Opportunity Fund Class C	95.58%
Special Opportunity Fund Class D	98.06%

ADVISORY RENEWAL AGREEMENT (UNAUDITED)

At a Board meeting held on August 11, 2011, the continuation, for an additional year, of the Management Agreement dated November 1, 2006 between the Funds and Ancora Advisors, LLC (the "Advisor") was voted on.

In order to fulfill their fiduciary duties pursuant to Section 15 of the 1940 Act, the Trustees reviewed the Management Agreement between the Trust and the Advisor pursuant to which the Advisor provides investment advisory services to each of the Funds. The Board was provided a copy of the Management Agreement and a memorandum of counsel to the Trust outlining the duties of the Board with respect to approval of continuation of the Management Agreement. In addition, Mr. Meaney presented a summary of the recent decision of the U.S. Supreme Court in the case of Jones v. Harris Associates L.P., relating to the duties of a fund board to review fees paid to the fund's investment advisor. The Advisor presented the Board with, among other things, data regarding comparable funds, the performance record of the Funds and the profitability of the Management Agreement for the Adviser.

In determining whether to approve the continuation of the Agreement, the Board, including the Interested Trustees, considered the fairness and reasonableness of the terms of the Agreement with respect to each Fund. The Board considered the factors discussed below, among others. No single factor determined whether the Board approved the continuation of the Agreement. Instead, the Board made its decision based on a totality of the circumstances.

Nature, Extent and Quality of Services.   The Board concluded that the Advisor has a high level of expertise in managing assets of the type held by the Funds and that the services that have been provided by the Advisor to the Funds are of high quality. The Board noted in particular the high quality of the Advisor's management working on Fund matters.

With respect to Ancora Income Fund, the Board considered that the Fund is actively managed compared to other income funds. The Board also noted that the Advisor seeks to obtain better results than a typical income fund might expect by diligently seeking out convertible securities that become available at a price lower than their underlying value. With respect to Ancora Equity Fund, Ancora MicroCap Fund and Ancora Special Opportunity Fund, the Board considered that these Funds are actively managed. With respect to the MicroCap Fund, the Board noted that the Advisor and Portfolio Manager have considerable experience and a very positive reputation with respect to investing in microcap stocks.

ADVISORY RENEWAL AGREEMENT (UNAUDITED) - continued

<u>Comparisons</u>. The Board also reviewed information regarding management fees charged by advisers to other smaller funds. This chart showed that the 1.0% management fee charged to the Funds is equal to or below the fees paid by most other comparably sized funds. In light of these comparisons, the Board concluded that the terms of the Agreement are fair and reasonable. The Board also noted that the Advisor does not benefit from any "soft dollar" or similar arrangements with respect to the Funds.

<u>Investment Performance</u>. The Board also reviewed the investment performance of the Funds for various periods since inception. Generally, the Funds performed close to or above the comparable indexes. Overall, the Board determined that the performance of the Funds has been satisfactory.

<u>Cost and Profitability</u>. The Board also considered the profitability of the Agreement to the Advisor and to Ancora Securities, Inc., an affiliate of the Advisor. The Board noted that the Funds are not expected to have substantial assets for some time, and, therefore, it is not anticipated that the Agreement will be particularly profitable to the Advisor. The Board reviewed cost data showing that the profits made by the Adviser and its affiliates in respect of their activities on behalf of the Funds were quite modest. The Board noted that at this time the Advisor's compensation is not high relative to the experience of the Advisor and the nature and quality of the services performed by the Advisor.

With respect to Ancora Securities, Inc., the Board considered the reasonableness of brokerage commissions paid. The Board determined that the commissions paid to Ancora Securities, Inc. are reasonable relative to the market rates. Moreover, the volume of such commissions was not significant.

<u>Economies of Scale</u>. The Board noted that at this time, the fee structure does not account for the benefit of economies of scale because the Funds have insufficient assets for economies of scale to be realized. Currently, the fee structure provides for a flat percentage rate. Once assets under management grow to substantially higher levels, economies of scale may begin to take effect and benefit the Advisor. At such future time, it may be appropriate for the Board to review the fee structure to determine whether the management fees as a percent of assets under management might be reduced. The Board noted that any such discussion was premature at this time since assets would have to grow substantially above current levels before economies of scale would be realized for the Advisor.

<u>Other Factors</u>. The Board also noted that the Management Agreement is terminable by either party on 60 days notice. The Board noted that, under the requirements of the 1940 Act, it would regularly review the terms of the new Agreement in light of changing conditions and seek to amend or terminate the new Agreement as necessary.

After its consideration of the above, the Board concluded that the terms of the Management Agreement are fair and reasonable and in the best interests of each Fund and its respective shareholders.

On motion duly made and seconded, both the "disinterested" Trustees and the full Board unanimously adopted the following resolution.

The Fund's Statement of Additional Information ("SAI") includes additional information about the trustees and is available, without charge, upon request. You may call toll-free (866) 626-2672 to request a copy of the SAI or to make shareholder inquiries.

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)

The Funds disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds' form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

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FUND EXPENSES

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2011 to December 31, 2011.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value 07/01/11	Ending Account Value 12/31/11	Expenses Paid During the Period* 07/01/11 to 12/31/11
Actual			
Class C	$ 1,000.00	$ 1,021.06	$ 10.04
Class D	$ 1,000.00	$ 1,023.28	$ 8.77
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,015.27	$ 10.01
Class D	$ 1,000.00	$ 1,016.53	$ 8.74
* Expenses are equal to the Class C and D fund shares' annualized expense ratio of 1.97% and 1.72% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) - (continued)

Ancora Equity Fund	Beginning Account Value 07/01/11	Ending Account Value 12/31/11	Expenses Paid During the Period* 07/01/11 to 12/31/11
Actual			
Class C	$ 1,000.00	$ 880.41	$ 11.99
Class D	$ 1,000.00	$ 882.78	$ 9.68
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,012.45	$ 12.83
Class D	$ 1,000.00	$ 1,014.92	$ 10.36
* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 2.53% and 2.04% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

Ancora MicroCap Fund	Beginning Account Value 07/01/11	Ending Account Value 12/31/11	Expenses Paid During the Period* 07/01/11 to 12/31/11
Actual			
Class C	$ 1,000.00	$ 871.28	$ 13.11
Class D	$ 1,000.00	$ 873.03	$ 10.76
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,011.19	$ 14.09
Class D	$ 1,000.00	$ 1,013.71	$ 11.57
* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 2.78% and 2.28% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

Ancora Special Opportunity Fund	Beginning Account Value 07/01/11	Ending Account Value 12/31/11	Expenses Paid During the Period* 07/01/11 to 12/31/11
Actual			
Class C	$ 1,000.00	$ 864.27	$ 12.12
Class D	$ 1,000.00	$ 865.38	$ 10.01
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,012.20	$ 13.09
Class D	$ 1,000.00	$ 1,014.47	$ 10.82
* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 2.58% and 2.13% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office (2) and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Directors:					
Raj Aggarwal College of Business Administration University of Akron Akron, OH 44325 64	Trustee	Since November 15, 2003	Frank C. Sullivan Professor of International Business and Finance at University of Akron from 2006 to present and the former Dean of the College of Business Administration. Firestone Chair and Professor of Finance at Kent State University from 1999 to the 2006; Mellon Chair in and Professor of Finance at John Carroll University from 1987 to 1999.	4	None.
Donald Lerner 200 North Folk Dr., Bentleyville, OH 44022 76	Trustee	Since November 15, 2003	Consultant to the marking device industry and private investor. Owner of Ace Rubber Company (marking devices) until 1999.	4	None.
Anne Peterson Ogan 115 West Juniper Lane, Moreland Hills, OH 44022, 64	Trustee	Since November 15, 2003	President of The Proper Analysis Corp. (investment management firm) from 1993 to the present.	4	None.
Stephen M Todd 95 Quail Hollow Dr, Moreland Hills, OH 44022 63	Trustee	Since November 8, 2010	Retired Global Vice Chairman of Ernst & Young.	4	None.
Interested Director:					
Richard A. Barone (1) 2000 Auburn Drive, Suite 300 Cleveland, Ohio 44122 69	Chairman, Trustee and Portfolio Manager	Since August 2, 2003	Portfolio Manager of the Ancora Funds since 2004; Chairman,Director and Portfolio Manager of Ancora Advisors LLC since 2003; Chairman and Director of Ancora Capital, Inc. since 2002; Chairman and Director of Ancora Securities, Inc. since 2000; Chairman and Director of the Ancora Group Inc. since 2010; member of the Executive Committee of the Ancora entities since 2006; Portfolio Manager of Fifth Third Investment Advisors from 2001 to 2003; Chief Executive Officer of Maxus Investment Group (financial services) until 2001; Portfolio Manager of Maxus Income Fund, Maxus Equity Fund and Maxus Aggressive Value Fund until 2001	4	The Stephen Company (TSC) Mace Security International (MACE)
Officers:					
Joseph M Spidalieri 2000 Auburn Dr. Cleveland, OH 44122 33	Chief Compliance Officer	Since March 1, 2011	Chief Compliance Officer of Ancora Advisors LLC; Director of Compliance of Ancora Securities, Inc.; Director of Compliance of Ancora Capital Inc.; Director of Compliance of The Ancora Group Inc.	4	None.
Bradley A. Zucker 2000 Auburn Dr. Cleveland, OH 44122 38	Secretary	Since August 2, 2003	Chief Financial Officer of Ancora Advisors LLC; Chief Financial Officer and Director of Ancora Securities, Inc.; Chief Financial Officer and Director of Ancora Capital Inc.; Chief Financial Officer and Director of The Ancora Group Inc.; member of the Executive Committee for the Ancora entities	4	None.

(1) Richard A. Barone is considered an "interested person" as defined in Section 2(a) (19) of the 1940 Act by virtue of his affiliation with the Advisor.

(2) Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

INVESTMENT ADVISOR
Ancora Advisors LLC
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

DISTRIBUTOR
Ancora Securities, Inc.
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen Fund Audit Services, Ltd.
800 Westpoint Parkway, Suite 1100
Westlake, Ohio 44145

LEGAL COUNSEL
McDonald Hopkins Co., LPA
2100 Bank One Center
600 Superior Avenue E.
Cleveland, OH 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, OH 45202

TRANSFER AGENT
AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive Suite 400
Broadview Heights, OH 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Ancora Securities, Inc.
Member FINRA/SIPC